March 7, 2005

Via facsimile 214.746.7777 and U.S. Mail

Michael A. Saslaw, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas  75201

RE:	AMX Corporation
	Schedule 14D-9
	Filed February 24, 2005
	File No. : 5-46481

Dear Mr. Saslaw:

The staff has reviewed the above filing, and has the following comments.

Schedule 14D-9

(ii) Reasons for the Recommendation of AMX`s Board of Directors

1. The lead sentence to this section indicates that the Board of Directors, in determining to recommend the offer, has considered certain factors. Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A require that reasons be cited to explain why the management is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons in support management`s decision to recommend the offer to security holders, or advise.

Recent Developments Relating to AMX

2. Disclose, if true, the extent to which members of AMX management members will benefit from a change of control transaction due to the receipt of benefits or other compensation arrangements not shared on a pro rata basis with unaffiliated security holders. Quantify those benefits or additional compensation to the extent practicable.
See Item 1011(b) of Regulation M-A.

Closing Comments

      A revised Schedule 14D-9, clearly marked to show changes as required by Rule 310 of Regulation S-T, needs to be filed electronically. The staff considers a response to a comment
letter to be correspondence in connection with a filing.   A cover
letter that keys your responses to the comments should therefore accompany the amended Schedule 14D-9 as required by Rule 101 of Regulation S-T and be filed electronically. If you believe responding to or complying with these comments is inappropriate, tell us why in your letter. Please direct questions to me at (202) 942-2920.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 	In connection with responding to our comments, please provide, in writing, a statement from AMX acknowledging that:

* AMX is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* AMX may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

							Sincerely,


							Nicholas P. Panos
							Special Counsel
							Office of Mergers and
							Acquisitions